

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 3, 2016

Richard M. Osborne
The Committee to Re-Energize Gas Natural
7001 Center Street
Mentor, OH 44060

> **Re: Gas Natural Inc.**
> **Preliminary Proxy on Schedule 14A**
> **Filed by The Committee to Re-Energize Gas Natural on May 25, 2016**
> **File No. 001-34586**

Dear Mr. Osborne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note a letter dated as recent as April 16, 2016 that appears to have been sent to shareholders of the company by Mr. Osborne where he makes several statements about the state of the company and its officers and directors. It appears that these materials could constitute soliciting materials used prior to the furnishing of definitive proxy materials, in which case they must be filed no later than the date the materials are first sent or given to shareholders. Refer to Rule 14a-12(b). Please file this communication as additional soliciting materials, or advise us as to why you believe such communication is not required to be filed pursuant to Rule 14a-12. Please be advised that filing any delinquent additional soliciting materials will not cure the apparent violation of Rule 14a-12. As a related matter, you should avoid issuing statements in your solicitation materials that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation and the statements in this letter should be revised this accordingly. Please refer to Rule 14a-9 and revise accordingly.

2. Please revise to state whether or not your participants have any of the interests described in Items 5(b)(1)(viii) and (xii) of Schedule 14A.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide support for the following:

    •   Your statement that by shifting to a national call center instead of continuing to have sales representatives in the field has "led to a decline in revenue separate and apart from any general industry factors…" (page 5)

    •   Your statement that "with no explanation to the shareholders regarding the underlying business reason or strategy, Gas Natural is selling assets," when the company appears to provide a rationale in its most recent annual report on Form 10-K. (page 6)

    •   Your statements that the Company has "Struggled with its Debt" and that the bridge loans secured by the Company "provide for above market interest rates…" (page 7)

    •   Your statement that "[t]he Board Has Practiced Questionable Corporate Governance" in the discussion of the Board's amendment to the Company's Code of Regulations, considering this appears to be the standard under the Ohio General Corporation Law (page 7)

    •   Your statement that the employment agreements with executive officers of the Company "guarantee minimum severance even if the executive is terminated for poor performance" (page 8).

Why we are soliciting your proxy

Gas Natural's Performance Has Suffered, page 4

4. Please provide additional context to your comparisons of income from continuing operation by including a comparison of the full year results for the time periods you present in the proxy statement.

The Committee's Solutions to the Problems, page 8

5. Please elaborate upon all of the initiatives you set forth here to explain how and, if known, when you intend to accomplish these initiatives. For example, explain how you are certain of your ability to reinstate the Company's dividend to $0.54 annually and the resources you intend to utilize to do this. As another example, elaborate upon what provisions of the Company's Code of Regulations that you intend to amend to "restore all shareholder rights eliminated by the current Board," as this suggests that there is more

than one provision you intend to amend. In addition, discuss if applicable, the financial consequences of unilaterally terminating employment agreements with executive officers of the Company.

Proposal One - Election of the Directors

The Nominees, page 9

6. We note your indication that Mr. Osborne is "involved in various transactions with the Company and its affiliates as discussed in Note 18 – Related Party Transactions in the Notes to the Consolidated Financial Statements in the Company's most recent 10-K and Proxy Statement." Considering it appears that you are providing this information in response to Items 5(b)(1)(xi) and (xii), we note that the standard for disclosure in the Company's financial statements differs from the standard set forth in Item 5 of Schedule 14A. In addition, if you are incorporating information from the company's Form 10-K by reference, you must comply with Instruction D to Schedule 14A. Please revise accordingly.

7. You mention Mr. Profughi's background "as chief executive officer of an industrial company" as well as "many years of experience owning, acquiring and managing companies in energy and utility related industries" in support for his nomination, however, the description of Mr. Profughi's work experience does not support these statements. The same comment applies to Mr. Gorman. Please revise or advise.

Proposal Four – Advisory Vote on Executive Compensation, page 13

8. Disclosure in this section and on the proxy card indicates that if no direction is indicated with respect to Proposal 4, the proxy will be voted consistent with the recommendation of ISS. This does not appear consistent with the requirement in Exchange Act Rule 14a-4(b)(1). Please revise the disclosure and the proxy card to clarify whether the proxy will be voted for or against Proposal 4 if no direction is indicated.

Additional Information

Incorporation by Reference, page 16

9. Based on your disclosure, it appears you intend to rely on Rule 14a-5(c) with respect to the information referenced. Please note that we believe reliance upon Rule 14a-5(c) before Gas Natural distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of Gas Natural's proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Proxy Card

10. Refer to Note 5 to the proxy card. Please revise to confirm to the requirements of Exchange Act Rule 14a-4(c)(3) or advise why you believe such discretionary authority is permitted by Regulation 14A.

11. Disclosure under the caption "Appointment of Proxyholder" indicates that the undersigned appoints certain individuals as proxyholder to vote "in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters…" Such language appears to conflict with the language immediately preceding the signature block of the proxy card and is also inconsistent with the requirements of Exchange Act Rule 14a-4(b)(1). Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Because the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director at (202) 551-3264 or Perry J. Hindin, Special Counsel, at (202) 551-3444 with any questions.

Sincerely,

/s/ Mara L. Ransom

Assistant Director
Office of Consumer Products